Exhibit 99.1

Studio 3 Partners LLC
Financial Statements
September 30, 2015 and 2014

Studio 3 Partners LLC
Index
September 30, 2015 and 2014

Page(s)
Independent Auditor's Report...................................................................................................................................1
Financial Statements

Notes to the Financial Statements.............................................................................................................................6-9

Independent Auditor's Report

To the Board and Management of
Studio 3 Partners LLC

We have audited the accompanying financial statements of Studio 3 Partners LLC, which comprise the balance sheets as of September 30, 2015 and 2014, and the related statements of operations, cash flows and changes in members’ equity for the three years ended September 30, 2015.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Studio 3 Partners LLC as of September 30, 2015 and 2014, and the results of its operations and cash flows for the three years ended September 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP
New York, New York
December 21, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Studio 3 Partners LLC
Balance Sheets

	September 30,
(in thousands)	2015	2014

Assets
Current assets
Cash and cash equivalents	$87,459	$20,281
Accounts receivable	43,456	34,292
Program rights, net	111,011	105,857
Prepaid program rights	3,175	7,558
Prepaid expenses and other assets	1,924	518
Total current assets	247,025	168,506

Non-current assets
Program rights, net	340,454	275,446
Prepaid program rights	25,788
Other assets	2,524	1,328
Total assets	$615,791	$445,280

Liabilities and Members' Equity
Current liabilities
Accounts payable and accrued expenses	$11,570	$10,652
Program rights	70,999	68,655
Deferred revenue	5,502	25,000
Total current liabilities	88,071	104,307

Non-current liabilities
Program rights	18,689	8,680
Accrued liabilities	3,622	2,658
Deferred revenue	—	3,220
Total liabilities	110,382	118,865

Commitments and contingencies (Note 5)

Members' equity
Members' equity interests	258,354	258,354
Retained earnings	247,055	68,061
Total Members' equity	505,409	326,415
Total liabilities and Members' equity	$615,791	$445,280
The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Operations

	Year Ended September 30,
(in thousands)	2015	2014	2013

Revenues	$472,087	$368,509	$339,603

Expenses
Operating expenses (including related party
programming expense of $202,198, $182,787 and
$192,953, respectively)	267,203	238,239	233,718
Selling, general and administrative expenses
(including related party service fees of $17,328,
$17,161 and $16,899, respectively)	23,799	23,211	22,301
Total expenses	291,002	261,450	256,019
Operating income	181,085	107,059	83,584
Interest income	118	41	7
Income before income taxes	181,203	107,100	83,591
Tax (expense) / benefit	(2,099)	(1,111)	207
Net income	$179,104	$105,989	$83,798

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Cash Flows

	Year Ended September 30,
(in thousands)	2015	2014	2013

Operating Activities
Net income	$179,104	$105,989	$83,798
Reconciling items:
Programming amortization	214,412	192,851	200,965
Operating assets and liabilities
Program rights	(272,220)	(240,416)	(264,854)
Receivables, net	(9,164)	(3,424)	(1,317)
Prepaid program rights	(21,405)	(407)	(7,151)
Prepaid expenses and other assets	(2,602)	1,881	7,681
Accrued liabilities	1,881	(2,583)	(111)
Deferred revenue	(22,718)	(5,696)	(1,084)

Net cash provided by operating activities	67,288	48,195	17,927

Financing Activities
Distributions to Members	(110)	(45,074)	(45,000)
Net cash flow used in financing activities	(110)	(45,074)	(45,000)
Net change in cash and cash equivalents	67,178	3,121	(27,073)

Cash and cash equivalents at beginning of period	20,281	17,160	44,233
Cash and cash equivalents at end of period	$87,459	$20,281	$17,160

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Changes in Members' Equity

	Members'		Total
	Equity	Retained	Members'
(in thousands)	Interests	Earnings	Equity

Balance at September 30, 2012	$258,354	$(31,652)	$226,702
Member distributions	—	(45,000)	(45,000)
Net income	—	83,798	83,798
Balance at September 30, 2013	258,354	7,146	265,500
Member distributions	—	(45,074)	(45,074)
Net income	—	105,989	105,989
Balance at September 30, 2014	258,354	68,061	326,415
Member distributions	—	(110)	(110)
Net income	—	179,104	179,104
Balance at September 30, 2015	$258,354	$247,055	$505,409

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Notes to Financial Statements

1.	Description of Business

Studio 3 Partners LLC, (“Studio 3”or “EPIX”), is a premium television network delivering the latest movie releases, classic film franchises, original series, documentaries, comedy specials and music events on TV, on demand, online and on multiple devices. EPIX is available through cable, satellite and telecommunications multichannel television providers and digital distributors as linear television, subscription video on demand and online services and is currently available in the United States, the District of Columbia, Puerto Rico and Bermuda. Studio 3 was formed pursuant to a Limited Liability Agreement dated April 18, 2008, between Viacom Inc. and its wholly owned subsidiary Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios Inc. and Lions Gate Films Inc. (collectively, the “Members”) and began operations immediately following its formation. The network licenses programming from the Members’ film studios as well as other content from third parties and produces original documentaries, comedy and music specials. EPIX launched in October 2009 as the first multiplatform premium network with online accessibility for subscribers through EPIX.com and pioneered the development of “TV Everywhere” for American consumers. The first premium network to launch on Xbox consoles, first on Sony PlayStation 3 and PlayStation 4, first on Android tablets and phones, first on Roku players, EPIX is available to authenticated subscribers on hundreds of devices including Apple iPads and iPhones. References in this document to “Studio 3”, “Company”, “EPIX” and “we” mean Studio 3 Partners LLC.
Subsequent Events
The Company has performed an evaluation of subsequent events through December 21, 2015, the date of issuance of the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.
Revenue Recognition
Revenues from cable, satellite and telecommunications fees related to the Company’s cable programming services are recognized as services are provided.
Revenues from the licensing of content to digital distributors are recognized upon programming availability. Certain of the Company’s contracts with digital distributors include requirements for a minimum number of feature film titles to be provided over contract intervals, as well as other performance commitments. Recognition of revenues subject to these commitments is deferred until such performance obligations are satisfied.
Five customers accounted for approximately 88% of total revenue for the year ended September 30, 2015, of which three individually accounted for greater than 10% of total revenue. Our largest customer, in each year, accounted for 31% in 2015, 41% in 2014 and 44% in 2013 of total revenue. In each year, the top five customers also accounted for accounts receivable of approximately 78% as of September 30, 2015 and approximately 83% as of September 30, 2014.

Studio 3 Partners LLC
Notes to Financial Statements

Accounts Receivable
Accounts receivable are stated at the lower of cost and net realizable value and are principally related to distribution license arrangements. Such amounts are due in accordance with the underlying terms of the respective agreements and are principally from investment grade companies with which we have historically done business under similar terms, for which loss allowances are not considered necessary.

Program Rights
The Company acquires rights to exhibit programming on various distribution platforms through contractual license agreements. These program rights are stated at the lower of cost, less accumulated amortization, or net realizable value. Net realizable value of acquired programming rights is evaluated by the Company on a daypart basis, which is defined as an aggregation of programs of a similar type.
Program rights and related obligations are recorded when the license period begins, the cost of the program is determinable, and the program is accepted and available for airing. Prepaid program rights represent payments made for acquired programs in advance of their initial availability dates.
The cost of a program is allocated between linear television and digital distribution rights. Linear television rights are amortized based on the estimated future utilization of the program. Digital distribution rights are amortized in accordance with the ratio of current period to estimated total revenues to be generated from the digital exploitation of the programming. Program rights are classified as current if the asset is to be amortized within the next year.
Advertising Costs
Advertising costs are expensed as incurred. The Company incurred total advertising costs of $17.9 million, $14.0 million and $6.4 million in 2015, 2014 and 2013, respectively.
Income Taxes
The Company is taxed as a partnership for federal and state/local income tax purposes and, therefore, the Company is generally not subject to income tax at the federal and state/local levels. Instead, the Company’s Members are taxed on their allocable share of the Company’s income. However, the Company is subject to certain local taxes including the New York City Unincorporated Business Tax.
In 2015, 2014 and 2013, the Company recognized income tax expense (benefit) of $2.1 million, $1.1 million and ($0.2) million, respectively, and made tax payments of $2.0 million, $1.0 million and $0.0 million, respectively. In 2013, the Company concluded there was sufficient assurance of future sources of taxable income to realize the full benefit of the net deferred tax assets relating to accumulated net operating losses. As a result, the Company released a valuation allowance of $1.5 million which offset 2013 New York Unincorporated Business Tax expense of $1.3 million to result in a net tax benefit of $0.2 million recognized in 2013.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-09 - Revenue from Contracts with Customers (“ASU 2014-09”), a comprehensive revenue recognition model that supersedes the current revenue recognition requirements and most industry-specific guidance. The underlying core principle of ASU 2014-09 is that a company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. For non-public entities, ASU 2014-09 guidance should be

Studio 3 Partners LLC
Notes to Financial Statements

applied to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 and allows adoption either under full retrospective or a modified retrospective approach. Earlier application is permitted only as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period, or an annual reporting period beginning after December 15, 2016, and interim reporting periods within annual reporting periods beginning one year after the annual reporting period in which an entity first applies the guidance.

We are currently evaluating the impact of the new standard and timing of when we will adopt the new standard
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates to ensure that they accurately reflect the best information available. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include the estimate of total revenues to be generated from the digital and linear exploitation of programming.
3. Related Party Transactions

The Company engages in various business relationships with certain Members and their affiliates. The Company and each of the Members have entered into related party licensing agreements whereby the Company licenses linear television exhibition rights and digital distribution rights from the Members. On an annual basis, the Company is committed to license up to 20 newly released titles per Member for titles that are theatrically released through December 31, 2019 based on the terms of the licensing agreements. The per title cost payable by the Company to each Member for titles released between 2008 through 2019 is calculated via a contractually determined formula driven by a title’s domestic box office performance. The Company also licenses library catalog titles from its Members in ongoing license agreements. Related party programming and other ancillary expenses are included in Operating Expenses in the Statement of Operations. The Company also has a service agreement with a wholly owned subsidiary of Viacom Inc. covering the signal transmission, technical maintenance, rent, legal services and various other selling, general and administrative support services. The fees associated with the services agreement are contractually stipulated and are included in Selling, General and Administrative expenses in the Statement of Operations. The agreement is effective through December 31, 2016.
The Company’s related party transactions are as follows:

Related Party Transactions
(in millions)	Year Ended September 30,
Statement of Earnings	2015	2014	2013
Operating expenses	$202.2	$182.8	$193.0
Selling, general and administrative	$17.3	$17.2	$16.9

	September 30,
Balance Sheet	2015	2014
Programming assets, including prepaids	$473.3	$376.1
Programming obligations	$89.1	$76.3

Studio 3 Partners LLC
Notes to Financial Statements

4. Members’ Interests

The percentage of equity interest owned by each of the Members is determined based upon the proportion of the total contribution made by each Member to the aggregate contributions made by all Members.
In 2015, the Company paid New Jersey Corporation Business Tax in the amount of $0.1 million on behalf of the Members. In 2014, the Company distributed $45.0 million directly to the Members and paid New Jersey Corporation Business Tax in the amount of $0.1 million on behalf of the Members.
At September 30, 2015 and 2014 the ownership interest in the Company was as follows:

	2015	2014

Metro-Goldwyn-Mayer Studios Inc.	19.09%	19.09%
Lions Gate Films Inc.	31.15%	31.15%
Viacom Inc. and affiliates	49.76%	49.76%
Total	100.00%	100.00%
The Company is governed by a Board which is comprised of two representatives from each of the Members. Each Member’s representatives must vote together and each Member’s representatives collectively have one vote.
5. Commitments and Contingencies

The Company’s commitments primarily consist of commitments to purchase program rights, payments under the related party service fee agreement and marketing commitments. These arrangements result from the Company’s ordinary course of business and represent obligations that are payable over several years.
The Company has recorded program rights obligations of $89.7 million on the balance sheet as of September 30, 2015. The Company has off balance sheet program rights obligations of approximately $214.9 million, which include all titles that have been released theatrically through December 21, 2015. New theatrically released programming commitments beyond December 21, 2015 cannot be reasonably estimated at this time as the titles have not yet been released. As of September 30, 2015, the Company also held off balance sheet obligations of $44.0 million, principally related to the service fee agreement.
Expected annual payments for our commitments, over the next five years, are as follows:

(in millions)
2016	$224.1
2017	75.8
2018	22.3
2019	17.2
2020	7.9
Thereafter	1.3
$348.6